SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2011
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Masaru Kato
(Signature)
Masaru Kato
Executive Vice President and
Chief Financial Officer

Date: May 23, 2011

List of materials

Documents attached hereto:

i) Press Release announcing Sony's Revision of Consolidated Forecast for the Fiscal Year Ended March 31, 2011.

1-7-1 Konan, Minato-ku
News & Information	Tokyo 108-0075 Japan

No: 11-059E
Date: May 23, 2011

Sony Announces Revision of Consolidated Forecast for the Fiscal Year Ended March 31, 2011

TOKYO, May 23, 2011 -- Sony has revised its consolidated results forecast for the fiscal year ended March 31, 2011 from that announced on February 3, 2011.

●
Consolidated sales and operating revenue as well as operating income are expected to be in line with the forecast announced in February, despite the impact of the Great East Japan Earthquake (“Earthquake”) that occurred on March 11, 2011.

●
Sony will record a non-cash charge of approximately 360 billion yen in the fourth quarter of the fiscal year ended March 31, 2011 to establish a valuation allowance against certain deferred tax assets in Japan.  This is expected to result in a net loss attributable to Sony Corporation’s stockholders, a substantial decrease from the February forecast.

●	The valuation allowance is a non-cash charge and does not have any impact on Sony’s consolidated operating income or cash flow.

The consolidated results forecast for the fiscal year ended March 31, 2011 is revised as below.  For the fiscal year ending March 31, 2012, Sony expects that consolidated sales will be higher, that operating income will be approximately the same as for the previous fiscal year and that it will record net income attributable to Sony Corporation’s stockholders, despite the impact of the Earthquake.  The details of the consolidated results forecast for the fiscal year ending March 31, 2012 is scheduled to be announced on May 26, 2011.

Consolidated Results Forecast for the fiscal year ended March 31, 2011

	(Billions of yen)
	Revised Forecast	Change from February Forecast	February Forecast	Change from March 31, 2010 Actual Results	March 31, 2010 Actual Results
Sales and operating revenue	¥7,181	-0.3%	¥7,200	-0.5%	¥7,214.0
Operating income	200	-	200	+529	31.8
Income before income taxes	205	+3	200	+662	26.9
Net income (loss) attributable to Sony Corporation’s stockholders	(260)	-	70	-	(40.8)

The following are the primary factors affecting the change in the Consolidated Results Forecast:

1.
Consolidated sales and operating revenue as well as operating income are expected to be in line with the forecast announced in February, despite the impact, as described below, of the Earthquake that occurred on March 11, 2011.

●	The impact of the Earthquake on sales is estimated to be approximately 22 billion yen.
●
During the fiscal year ended March 31, 2011, Sony expects to record charges of approximately 12 billion yen, consisting principally of idle facility costs at manufacturing sites and an incremental provision for life insurance policy reserves.  In addition, there is an approximately 5 billion yen impact from the estimated net margin loss associated with a decrease in sales resulting from the Earthquake and an estimate of variable costs.

1

●
Furthermore, Sony expects to incur incremental expenses, including restoration costs (e.g., repair, removal and cleaning costs) directly related to the damages caused by the disaster to certain fixed assets including buildings, machinery and equipment as well as inventories, in addition to charges for the disposal or impairments of fixed assets and inventories.  The impact of these expenses is approximately 11 billion yen; however, Sony has insurance policies which cover certain damages to fixed assets and inventories as well as the associated restoration costs, which are expected to offset almost all of these losses and expenses in the fiscal year ended March 31, 2011, as the recoveries from insurance claims are deemed probable.

2.	Income before income taxes is expected to exceed the February forecast by approximately 5 billion yen primarily due to the recording of gains on the sales of securities.

3.	Net income (loss) attributable to Sony Corporation’s stockholders is expected to decrease by approximately 330 billion yen from the February forecast primarily due to the following factor:

●
A non-cash charge to establish a valuation allowance of approximately 360 billion yen against certain deferred tax assets in Japan.  Sony evaluates its deferred tax assets on a tax jurisdiction basis to determine if a valuation allowance is required.  In Japan, Sony Corporation files a stand-alone tax filing for local tax purposes and a consolidated national tax filing with its wholly-owned Japanese subsidiaries for national tax purposes.  Sony Corporation and its national tax filing group in Japan are in a three year cumulative loss as of March 31, 2011.  Under U.S. GAAP, a three year cumulative loss is considered significant negative evidence regarding the realizability of deferred tax assets, which is difficult to overcome, particularly given the relatively short tax loss carry forward period of seven years in Japan and the adverse impact of the Earthquake on the near term forecast for entities in Japan.  Accordingly, Sony determined in the fourth quarter of the fiscal year ended March 31, 2011 that it was required under U.S. GAAP to establish a valuation allowance against certain deferred tax assets in Japan.

The non-cash charge to establish a valuation allowance does not have any impact on Sony’s consolidated operating income or cash flow, nor does such an allowance preclude Sony from using the loss carry forwards or other deferred tax assets in the future.  For the fiscal year ending March 31, 2012, Sony expects that consolidated sales will be higher, that operating income will be approximately the same as for the previous fiscal year and that it will record net income attributable to Sony Corporation’s stockholders, despite the impact of the Earthquake.  It is also important to note that the establishment of this valuation allowance does not reflect a change in Sony’s view of its long-term corporate strategy.

The details of the consolidated results for the fiscal year ended March 31, 2011 and consolidated results forecast for the fiscal year ending March 31, 2012 are scheduled to be announced on May 26, 2011.

The above forecast has been prepared using preliminary year-end results which are based on the information available at the time of issuance of this release.  Actual results may differ from the preliminary results due to a variety of factors.  See “Cautionary Statement” below.

Supplemental Information
In addition to operating income, Sony’s management also evaluates Sony’s performance using non-U.S. GAAP adjusted operating income.  Operating income, as adjusted, which excludes equity in net income (loss) of affiliated companies, restructuring charges, and the LCD television asset impairment in the fiscal year ended March 31, 2010, is not a presentation in accordance with U.S. GAAP, and is presented to enhance investors’ understanding of Sony’s operating income by providing an alternative measure that may be useful to understand Sony’s historical and prospective operating performance.

2

	(Billions of yen)
	Revised Forecast	Change from February Forecast	February Forecast	Change from March 31, 2010 Actual Results	March 31, 2010 Actual Results
Operating income	¥200	0%	¥200	+529%	¥31.8
Less: Equity in net income (loss) of affiliated companies	14	+40	10	-	(30.2)
Add: Restructuring charges recorded within operating expenses	67	-4	70	-46	124.3
Add: LCD television asset impairment *	-	-	-	-	27.1
Operating income, as adjusted	¥253	-3%	¥260	+19%	¥213.4

Sony’s management uses this measure to review operating trends, perform analytical comparisons and assess whether its structural transformation initiatives are achieving their objectives.  This supplemental non-U.S. GAAP measure should be considered in addition to, not as a substitute for, Sony’s operating income in accordance with U.S. GAAP.

*   The 27.1 billion yen loss on impairment, a non-cash charge recorded within operating income in the fiscal year ended March 31, 2010, primarily reflected a decrease in the estimated fair value of property, plant and equipment, and certain intangible assets.  Sony has excluded the loss on impairment from restructuring charges as it is not directly related to Sony’s restructuring initiatives.  Sony defines restructuring initiatives as activities initiated by Sony, such as exiting a business or product category or implementing a headcount reduction program, which are designed to generate a positive impact on future profitability.

Cautionary Statement

Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony.  Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions.  From time to time, oral or written forward-looking statements may also be included in other materials released to the public.  These statements are based on management’s assumptions and beliefs in light of the information currently available to it.  Sony cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them.  You also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Sony disclaims any such obligation.  Risks and uncertainties that might affect Sony include, but are not limited to (i) the global economic environment in which Sony operates and the economic conditions in Sony’s markets, particularly levels of consumer spending; (ii) exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets and liabilities are denominated; (iii) Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including LCD televisions and game platforms, which are offered in highly competitive markets characterized by continual new product and service introductions, rapid development in technology and subjective and changing consumer preferences; (iv) Sony’s ability and timing to recoup large-scale investments required for technology development and production capacity; (v) Sony’s ability to implement successful business restructuring and transformation efforts under changing market conditions; (vi) Sony’s ability to implement successful hardware, software, and content integration strategies for all segments excluding the Financial Services segment, and to develop and implement successful sales and distribution strategies in light of the Internet and other technological developments; (vii) Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to prioritize investments correctly (particularly in the Consumer, Professional & Devices segment); (viii) Sony’s ability to maintain product quality; (ix) the success of Sony’s acquisitions, joint ventures and other strategic investments; (x) Sony’s ability to forecast demands, manage timely procurement and control inventories; (xi) the outcome of pending legal and/or regulatory proceedings; (xii) shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment; (xiii) the impact of unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment; and (xiv) risks related to the Great East Japan Earthquake and its aftermath.  Risks and uncertainties also include the impact of any future events with material adverse impact.

Investor Relations Contacts:

Tokyo	New York	London
Yoshinori Hashitani	Sam Levenson	Yas Hasegawa
+81-(0)3-6748-2111	+1-212-833-6722	+44-(0)20-7426-8696

Home Page: http://www.sony.net/IR/

3